File No. [  ]

File No. [  ]

As filed with the Securities and Exchange Commission on June 30, 2015

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING
EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND
PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

RAMIUS ARCHVIEW EVENT CREDIT FUND

RAMIUS ARCHVIEW EVENT CREDIT FEEDER FUND

RAMIUS ADVISORS, LLC

599 Lexington Avenue

19th Floor

New York, NY 10022

Please direct all communications regarding this Application to:

Michael Benwitt

Ramius Advisors, LLC

599 Lexington Avenue, 19th Floor

New York, NY 10022

With copies to:

Richard Horowitz, Esq.

Matthew K. Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

This Application (including Exhibits) contains 21 pages.

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: RAMIUS ARCHVIEW EVENT CREDIT FUND RAMIUS ARCHVIEW EVENT CREDIT FEEDER FUND RAMIUS ADVISORS, LLC Investment Company Act of 1940 File No. [ ] File No. [ ]	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.	THE PROPOSAL

Ramius Archview Event Credit Fund (the “Master Fund”), Ramius Archview Event Credit Feeder Fund (the “Feeder Fund”) and Ramius Advisors, LLC (the “Adviser”) (together, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Master Fund to offer investors multiple classes of shares of beneficial interest (“Shares”)1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser as investment adviser and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).2 The Master Fund and any other investment company relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Master Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Master Fund is classified as a non-diversified investment company under the 1940 Act. The Master Fund’s investment objective is to seek to generate consistent, total returns while minimizing the risk of loss. The Feeder Fund, a Delaware statutory trust registered under the 1940 Act, intends to invest substantially all of its assets in the Master Fund in reliance on Section 12(d)(1)(E) of the 1940 Act. The Feeder Fund will not issue multiple classes of its shares and is an Applicant because of the master-feeder structure. The Feeder Fund is classified as a non-diversified investment company under the 1940 Act.

The Master Fund intends to pursue its investment objective by investing primarily in debt and equity securities, loans, trade claims and derivative instruments of leveraged or financially distressed companies. In addition, the Master Fund will typically take long and short positions in securities, loans and derivatives.

The Shares will be offered on a continuous basis at net asset value per share without a sales load, as described in the Master Fund’s prospectus. The Master Fund currently issues a single class of Shares (the “Initial Class”). The Shares are being sold only to investors that represent that they are “qualified clients” within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

1 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Master Fund (or any other registered closed-end management investment company relying on the requested order).

2 The terms “control” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

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The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because shareholders do not have the right to require the Master Fund to redeem Shares, the Master Fund may from time to time offer to repurchase Shares, in an amount not to exceed 25% of the Master Fund’s net asset value, pursuant to written tenders by shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to shareholders.3 Repurchases of the Master Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Master Fund’s Board of Trustees (the “Board,” and each member a “Trustee”) in its sole discretion. In determining whether the Master Fund should offer to Repurchase Shares, the Board will consider a variety of operational, business and economic factors. Repurchases will not commence for at least six months following the date of the initial closing for subscriptions for Shares. Following such date, the Adviser will recommend to the Board (subject to its discretion) that the Master Fund offer to repurchase Shares from shareholders on a quarterly basis (commencing at close of the next fiscal quarter following the date six months after the date of the initial closing for subscriptions for Shares), in an amount not to exceed 25% of the Master Fund’s net asset value. The Feeder Fund generally will not offer to repurchase Shares unless the Master Fund simultaneously conducts a repurchase offer for the Master Fund’s shares.

The Master Fund seeks an order permitting it to offer additional classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Master Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the net asset value per Share of the classes may differ over time.

Under the proposal, each class of Shares would be offered at net asset value. A new Share class (the “New Class”) would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load and an annual asset-based service and/or distribution fee. Initial Class Shares would continue to be offered at net asset value without a sales load and asset-based service and/or distribution fee. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor or replacement rule thereto (“NASD Conduct Rule 2830”)4 as if it applied to the Master Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this application for an order is granted, the above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.5

3 Likewise, the Feeder Fund’s repurchase offers are conducted pursuant to Rule 13e-4 under the 1934 Act.

4 Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority (“FINRA”) to NASD Conduct Rule 2830.

5 See, e.g., See, e.g., Princeton Private Equity Fund, Investment Co. Act Rel. No. 31512 (March 25, 2015) (Notice) and Investment Co. Act Rel. No. 31562 (April 22, 2015) (Order); Corsair Opportunity Fund, et al., Investment Co. Act Rel. No. 31454 (February 10, 2015) (Notice) and Investment Co. Act Rel. No. 31501 (March 10, 2015) (Order); Morgan Creek Global Equity Long/Short Institutional Fund, et al., Investment Co. Act Rel. No. 31369 (December 11, 2014) (Notice) and Investment Co. Act Rel. No. 31405 (January 6, 2015) (Order); Alternative Strategies Fund, Investment Co. Act Rel. No. 31360 (December 1, 2014) (Notice) and Investment Co. Act Rel. No. 31400 (December 24, 2014) (Order); AllianceBernstein Multi-Manager Alternative Fund et al., Investment Co. Act Rel. No. 31322 (October 31, 2014) (Notice) and Investment Co. Act Rel. No. 31345 (November 24, 2014) (Order); Evanston Alternative Opportunities Fund, Investment Co. Act Rel. No. 31250 (September 15, 2014) (Notice) and Investment Co. Act Rel. No. 31285 (October 14, 2014) (Order); Resource Real Estate Diversified Income

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II.	STATEMENT OF FACTS

A.	The Applicants

Each of the Master Fund and the Feeder Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. Each of the Master Fund and the Feeder Fund is classified as a non-diversified investment company under the 1940 Act. Each of the Master Fund and the Feeder Fund was organized under the laws of the State of Delaware on May 12, 2015.

The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser, established in 1997, is an indirect wholly-owned subsidiary of Cowen Group Inc., a publicly traded company founded in 1918 and headquartered in New York. The Adviser serves as investment adviser to the Master Fund. The Adviser is registered with the Commission as an investment adviser under the Advisers Act.

The Master Fund expects that Forside Fund Services, LLC will act as the distributor of the Master Fund Shares (the “Distributor”). The Distributor is registered with the Commission as a broker/dealer under the 1934 Act.

B.	Current Structure and Characteristics

As noted above, Shares are currently being offered on a continuous basis pursuant to a registration statement under the Securities Act of 1933, as amended, and the 1940 Act at their net asset value per share without a sales load and may be purchased on the first day of each calendar month, or at such other times as the Board may determine. The Shares are being sold only to investors that represent that they are “qualified clients” within the meaning of Rule 205-3 under the 1940 Act.

The Master Fund, as a closed-end investment company, does not continuously redeem Shares as does an open-end management investment company. Shares of the Master Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will ever develop for the Shares. Thus, in order to provide a limited degree of liquidity to shareholders, the Master Fund may from time to time offer to repurchase Shares at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Master Fund currently offers a single class of Shares without a sales load or distribution and/or service fee.

C.	Proposed Class Structure and Characteristics

The Master Fund proposes to engage in a continuous offering of Shares in the manner described below. The Master Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Master Fund’s Board could adopt this or another sales charge structure.

Initial Class Shares would continue to: (1) be offered without a sales load; (2) be subject to minimum initial investment requirements of $25,000, and minimum subsequent investment requirements of $10,000; (3) be offered without an annual asset-based service and/or distribution fee; and (4) be subject to an Early Repurchase Fee equal to 2% of the net asset value of any Shares repurchased by the Master Fund that were held for less than one year,6 in each case as set forth in the Master Fund’s prospectus, as amended or supplemented from time to time.

Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); College Retirement Equities Fund, et al, Inv. Co. Act. Rel. Nos. 31092 (June 23, 2014) (Notice) and 31204 (August 11, 2014) (Order); Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund and Steben & Company, Inc., Inv. Co. Act. Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911(February 11, 2014) (Order); Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act. Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); and Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order) (closed-end funds within a master-feeder structure)

6 The Early Repurchase Fee charged by the Master Fund is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Master Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Master Fund’s generally longer-term investment horizons and investment operations.

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New Class Shares would be offered at net asset value, may be subject to a front-end sales load, and may be subject to an annual asset-based service and/or distribution fee; these charges would differ in some respect from those applicable to the Initial Class Shares. The Early Repurchase Fee will equally apply to New Class Shares and to all classes of Shares of the Master Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by NASD Conduct Rule 2830.

The Master Fund will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”). At its organizational Board meeting, the Master Fund’s Board will amend the Distribution and Service Plan to reflect the creation of the New Class in a manner consistent with Rule 12b-1. The Distribution and Service Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Master Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Pursuant to a Distribution and Service Plan, the Master Fund will pay the Distributor an ongoing distribution and service fee (the “Distribution and Servicing Fee”) at an annualized rate of 0.75% of the average net assets attributable to the New Class. Applicants represent that these asset-based Distribution and Servicing fees comply with the provisions of NASD Conduct Rule 2830. Applicants represent that the Master Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any New Class Shares would be paid pursuant to a Distribution and Service Plan adopted by the Master Fund with respect to the class. Under any future Distribution and Service Plan, the Master Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of NASD Conduct Rule 2830. The Master Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of NASD Conduct Rule 2830. The Master Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Master Fund were an open-end investment company.

All expenses incurred by the Master Fund will be allocated among its various classes of Shares based on the respective net assets of the Master Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of the Master Fund may, by action of the Master Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Master Fund’s prospectus, as amended or supplemented from time to time);

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(2)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the shareholders of a specific class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Master Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Master Fund not allocated to specific classes as described above will be charged to the Master Fund and allocated to each class of the Master Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of the Master Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Master Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Master Fund’s Repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Master Fund allocated to a particular class of the Master Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Master Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

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B.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Master Fund to pay asset-based service and/or distribution fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bifurcated system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.8

One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

7 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

8 Id. at 424.

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Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.9 Rule 23c-3 was adopted in April 1993.10 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.11

Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.12

B.	Multiple Classes of Shares – Exemptions from Sections 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Master Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

9 Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

10 Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.

11 Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

12 See supra n. 5, along with along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order) and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order)

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The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of the Master Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Master Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of the Master Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Master Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.13

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Master Fund’s assets. In addition, the proposed system will not increase the speculative character of the Master Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Master Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Master Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to Repurchases.

13 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

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In particular, the Master Fund proposes to offer Shares continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.14 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Master Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Master Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. The Master Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. Applicants also represent that the Master Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Master Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports15 and describe in its prospectus any arrangements that result in breakpoints in or eliminations of sales loads.16 The Master Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Master Fund were an open-end fund. The Master Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Master Fund and the Distributor.17 The Master Fund will contractually require that the Distributor any other distributor of the Master Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Master Fund.

The requested relief is substantially similar to prior exemptions granted by the Commission to Resource Real Estate Diversified Income Fund, College Retirement Equities Fund, Partners Group Private Equity (Master Fund), Steben Select Multi-Strategy Fund, Multi-Strategy Growth & Income Fund, Total Income+ Real Estate Fund, CPG Carlyle Private Equity Fund, LLC and Blackstone Alternative Alpha Fund.18 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Master Fund.

14 See supra n. 12.

15 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

16 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

17 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

18 See supra n.12.

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C.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Master Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.19

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Master Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Master Fund were an open-end investment company. Therefore, the Master Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,20 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.21

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Master Fund’s financing the distribution of its Shares should be resolved by the Master Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Master Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

19 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

20 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

21 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

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Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although the Master Fund does not anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Master Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs as if the Master Fund were an open-end investment company. Applicants further state that, in the event it imposes CDSCs, the Master Fund will apply the CDSCs (and any waivers, scheduled variations or eliminations of the CDSCs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent the Master Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Early Repurchase Fee were a CDSC and as if the Master Fund were an open-end investment company and the Master Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all shareholders of the Master Fund regardless of class.

VI.	APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

The Master Fund’s Agreement and Declaration of Trust empowers the Board of the Master Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit B, authorizing the Master Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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Authorization and Signatures

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Trustee of Ramius Archview Event Credit Fund, Michael Benwitt is authorized to sign and file this document on behalf of Ramius Archview Event Credit Fund.

Ramius Archview Event Credit Fund

By:	/s/ Michael Benwitt
Name:	Michael Benwitt
Title:	Trustee
Date:	June 30, 2015
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Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Trustee of Ramius Archview Event Credit Feeder Fund, Michael Benwitt is authorized to sign and file this document on behalf of Ramius Archview Event Credit Feeder Fund.

Ramius Archview Event Credit Feeder Fund

By:	/s/ Michael Benwitt
Name:	Michael Benwitt
Title:	Trustee
Date:	June 30, 2015
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Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As General Counsel of Ramius Advisors, LLC, Michael Benwitt is authorized to sign and file this document on behalf of Ramius Advisors, LLC.

Ramius Advisors, LLC

By:	/s/ Michael Benwitt
Name:	Michael Benwitt
Title:	General Counsel
Date:	June 30, 2015
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List of Attachments and Exhibits

Exhibit A

1.	Verification of Ramius Archview Event Credit Fund

2.	Verification of Ramius Archview Event Credit Feeder Fund

3.	Verification of Ramius Advisors, LLC

Exhibit B - Resolutions

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Exhibit A

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ramius Archview Event Credit Fund, that he is the Trustee of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ramius Archview Event Credit Fund

By:	/s/ Michael Benwitt
Name:	Michael Benwitt
Title:	Trustee
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VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ramius Archview Event Credit Feeder Fund, that he is the Trustee of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ramius Archview Event Credit Feeder Fund

By:	/s/ Michael Benwitt
Name:	Michael Benwitt
Title:	Trustee
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VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Ramius Advisors, LLC, that he is the General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RAMIUS advisors, Llc

By:	/s/ Michael Benwitt
Name:	Michael Benwitt
Title:	General Counsel
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Exhibit B

Resolution of the Boards of Trustees of

Ramius Archview Event Credit Fund and Ramius Archview Event Credit Feeder Fund

RESOLVED, that the Boards of the Funds hereby approve the preparation and filing with the SEC of an application for exemptive relief, with such changes as may be approved by any officer of the Funds with the advice of counsel or as may otherwise be deemed appropriate by any officer of the Funds with the advice of counsel.

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